SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                         Auto Data Network, Inc.
                 -----------------------------------------
                            (Name of Issuer)


                       Common Stock, $0.001 par value
                 -----------------------------------------
                       (Title of Class of Securities)


                              05270Q104
                 -----------------------------------------
                            (CUSIP Number)


                            December 31, 2007
                 -----------------------------------------
           (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Management Trust I


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)




10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                 CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

     7    SOLE DISPOSITIVE POWER

          0 Shares

     8    SHARED DISPOSITIVE POWER

          18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

                                 CUSIP No. 05270Q104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

     5    SOLE VOTING POWER

          0 Shares

     6    SHARED VOTING POWER

          18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

     7    SOLE DISPOSITIVE POWER

          0 Shares

     8    SHARED DISPOSITIVE POWER

          18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,879 Shares (includes 18,879 Shares issuable under currently exercisable warrants)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

      This Amendment No. 1 to Schedule 13G for Auto Data Network, Inc., a Delaware corporation ("Auto Data" or the "Company"), amends a statement on
Schedule 13G originally filed as of February 7, 2007 by Rho Capital Partners, Inc., Rho Management Trust I, Joshua Ruch, Habib Kairouz, and Mark Leschly (the "Reporting Persons"), with respect to the shares of Common Stock ("Shares"), par value $0.001 per share, of Auto Data. This Amendment is filed to amend Items 4 and 5 in the Schedule 13G as previously filed, as follows:



      Items 1. - 3. No amendment


      Item 4.  Ownership

      See cover page for each reporting person.

      As the ultimate holder of voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 18,879 Shares reported by Trust I hereby, constituting 0.0% of the approximately 56,962,700 Shares of Common Stock outstanding as of January 17, 2007 (based on information provided by the Company).

     As stockholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share investment and voting control over the Shares reported herein by Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may each be deemed to be the beneficial owner of the 18,879 Shares reported by Rho hereunder, constituting 0.0% of the approximately 56,962,700 Shares of Common Stock outstanding as of January 17, 2007 (based on information provided by the Company).

     Each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [X]


      Items 6. - 9.  No amendment


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008.


RHO CAPITAL PARTNERS, INC.


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST I
By: RHO CAPITAL PARTNERS, INC.
    as Investment Advisor


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


HABIB KAIROUZ


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


MARK LESCHLY


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer